Financial Statements and Supplemental Information

Woodmen Financial Services, Inc.
Years Ended December 31, 2018 and 2017
With Report and Supplemental Report
of Independent Registered Public Accounting Firm

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-53592

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 AND ENDING December 31, 2018

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Woodmen Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Farnam Street

(No. and Street)

Omaha, Nebraska 68102

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lindsey Eblen 402-661-8363

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Woodmen Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Woodmen Financial Services, Inc. (the Company) as of December 31, 2018 and 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2002.

February 22, 2019

1

Woodmen Financial Services, Inc.

Statements of Financial Condition

	December 31	
	2018	**2017**
Assets		
Cash and cash equivalents	**$ 1,361,666**	$ 1,000,027
Receivables from brokers, dealers, and others	**364,822**	244,251
Other receivables	**2,566**	13,777
Prepaid expenses and other assets	**56,519**	80,526
Total assets	**$ 1,785,573**	$ 1,338,581
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 224,310**	$ 148,467
Due to parent	**15,164**	8,683
Accounts payable and accrued expenses	**128,638**	219,890
Total liabilities	**368,112**	377,040
Stockholder's equity:		
Common stock, $1 stated value:		
Authorized shares – 50,000		
Issued and outstanding shares – 50,000	**50,000**	50,000
Additional paid-in capital	**15,398,875**	15,398,875
Accumulated deficit	**(14,031,414)**	(14,487,334)
Total stockholder's equity	**1,417,461**	961,541
Total liabilities and stockholder's equity	**$ 1,785,573**	$ 1,338,581

See accompanying notes.